The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. The preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160449

SUBJECT TO COMPLETION, DATED JANUARY 19, 2010

Preliminary Prospectus Supplement
(to Prospectus dated January 15, 2010)

5,000,000 Shares

Fushi Copperweld, Inc.

Common Stock

We are offering to sell 5,000,000 shares of our common stock. Our common stock is currently traded on the NASDAQ Global Select Market under the symbol “FSIN.” On January 15, 2010, the closing sale price of our common stock was $10.51 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-14, page 5 of the accompanying prospectus and the reports we file with the Securities and Exchange Commission that are incorporated by reference into this prospectus supplement to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters an option for a period of 30 days to purchase an additional 750,000 shares of our common stock from us to cover overallotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us, before expenses, will be $     and the total proceeds to us, before expenses, will be $    .

Delivery of the shares of common stock is expected to be made on or about           , 2010.

Sole Book-Running Manager

Jefferies & Company

Co-Lead Manager
Roth Capital Partners
Co-Manager
Rodman & Renshaw, LLC

Prospectus Supplement dated          , 2010

Prospectus Supplement

Prospectus

S-i

About This Prospectus Supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and adds, updates and changes information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration, under which we, from time to time, may sell up to $100 million in the aggregate of common stock, preferred stock, debt securities, warrants and units.

This prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. We urge you to read carefully this prospectus supplement and the accompanying prospectus in their entirety, together with the information described under the headings “Incorporation of Certain Documents by Reference” in the accompanying prospectus and “Where You Can Find More Information” in this prospectus supplement and in the accompanying prospectus.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference is accurate only as of its respective date or on the date which is specified in those documents. Our business, financial condition, results of operations and prospects may have changed since these dates.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase up to an additional 750,000 shares of common stock from us at the initial price to the public less the underwriting discounts and commissions for a period of 30 days following the date of this prospectus supplement.

In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, “Fushi,” “the Company,” “we,” “our” and “us” refer to Fushi Copperweld, Inc., a Nevada corporation and its subsidiaries. In this prospectus supplement, all references to the “PRC” refer to the People’s Republic of China. In accordance with industry practice, “MT” refers to a metric ton, a unit of weight equivalent to 1,000 kilograms. This prospectus supplement contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus supplement is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this prospectus supplement were made at a rate of RMB 6.8262 to US$1.00, the noon buying rate in effect as of September 30, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade. “Copperweld” is a registered trademark that we own and “Fushi” is an additional trademark we use in our business.

S-ii

Prospectus Supplement Summary

You should read the following summary together with the more detailed information concerning us and the common stock being sold in this offering appearing in this prospectus supplement and the accompanying base prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus. Because this is only a summary, you should read the rest of this prospectus supplement and the accompanying base prospectus, including all documents incorporated by reference, before you invest in our common stock. Read this entire prospectus supplement and the accompanying base prospectus carefully, especially the risks described under “Risk Factors” of this prospectus supplement and the accompanying prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K, as amended by the Current Report on Form 8-K filed on January 13, 2010, and amended on January 15, 2010, and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009, and our consolidated financial statements, including any amendments thereto, each of which are incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Our Company

We believe we are the world’s largest producer, based on manufacturing capacity, and a leading innovator of bimetallic wire products, principally copper-clad aluminum, or CCA, and copper-clad steel, or CCS, products. CCA and CCS conductors are generally used as a substitute for solid copper conductors in applications for which either cost savings or specific electrical or physical attributes are necessary. Relative to solid copper wire, our customized, engineered bimetallic wire products significantly reduce the amount of copper metal required to manufacture a conductor, and because copper is expensive relative to aluminum and steel, our products significantly reduce conductor cost per unit length. Our bimetallic conductors combine the conductivity of copper with the light weight of aluminum or the ruggedness of steel to offer favorable end-use and cost characteristics, such as weight savings, increased flexibility of end-products, extended life, increased tensile strength, lower corrosion and oxidation and decreased theft risk, while delivering superior signal transmission capabilities in many applications. These benefits provide for greater ease of handling and installation, which reduce shipping and labor costs and limit waste, ultimately saving our customers money beyond our price advantage over solid copper products. We provide additional value through our innovative design and engineering and proprietary manufacturing processes, ultimately resulting in our superior product quality.

We sell bimetallic wire products to a diverse base of customers worldwide that operate primarily in the telecommunications, electrical utility, and transportation industries. Our products are sold to over 300 customers in 41 countries and are marketed under the established “Copperweld®” and “FushiTM” brand names. We believe our customers view the Copperweld brand as the premium brand for bimetallic products internationally. Our products become components in a wide variety of end-use products and are sold directly to cable manufacturers or through either distributors or sales agents, and to end-users, by our direct sales organization. The PRC represented the largest market for our products, accounting for approximately 77% of our revenues in the twelve month period ended September 30, 2009, with North America, Europe and the Middle East and North Africa representing 17%, 2%, and 1% of our revenues in this period, respectively. We continue our efforts to diversify our business, further reducing customer concentration over the past twelve months. Our top five customers represented 15% of revenue, down from 19%, during the twelve month period ended September 30, 2009 and 2008, respectively.

We operate three manufacturing facilities located in Dalian, Liaoning, in the PRC, Fayetteville, Tennessee, in the U.S., and Telford, England, in the U.K. In aggregate, we have 52,400 MT of annualized CCA capacity and 17,100 MT of annualized CCS capacity globally. We recently completed an expansion of our downstream processing capabilities in our U.S. facility and have also transferred certain manufacturing lines from our U.S. facility to our PRC facility. These capacity changes have allowed us to geographically optimize our capabilities, share technology and manufacturing best-practices between our facilities, expand our product base to include higher value-added and higher margin products, and improve profitability and delivery by eliminating third party processors.

As a result of continued strength in the Chinese market and in our global end-markets, we have remained profitable while many value-added processors of commodity metals have experienced losses resulting from challenging economic conditions. We believe that our continued profitability results from our ability to mitigate the effect of raw materials cost fluctuations through “metals pass through” pricing, our access to growing end-markets due to our global reach, the recognized quality of our products, our leadership position in the industry and associated benefits of scale, our low-cost manufacturing capabilities in the PRC and the proprietary manufacturing technology we employ. While the volatility of our raw materials costs, especially copper, is a primary cause of price variations in our products, and is thus reflected in our revenues, changes in raw materials costs do not typically meaningfully affect our dollar profitability on a per MT basis. Rather, when the costs of our raw materials decrease, our prices to our customers decrease and the amount of our total revenues decreases while the dollar amount of our gross profit on a per MT basis remains relatively stable. As a result, we are able to maintain profitability despite volatility in our raw material costs.

We operate our business principally through two wholly-owned subsidiaries: Fushi International (Dalian) Bimetallic Cable Co. Ltd. and Copperweld Bimetallics, LLC. Fushi International (Dalian) Bimetallic Cable Co. Ltd. is a subsidiary of Fushi Holdings, Inc., a Delaware corporation which is wholly-owned by Fushi Copperweld, Inc.

Fushi International (Dalian) Bimetallic Cable Co. Ltd. (Fushi International).  We believe Fushi International is the largest and leading provider of bimetallic wire in the PRC. Fushi International operates from a production facility and corporate headquarters located in Dalian, Liaoning, in the PRC. Through Fushi International, we develop, design, manufacture, market and distribute copper-clad bimetallic engineered conductor products, principally CCA conductors. We have approximately 40,000 MT of annualized CCA capacity at our PRC facility, which primarily serves the Asia-Pacific region. In 2008, we expanded our product offerings and production capabilities in the PRC through the transfer of higher capacity CCA machinery that utilizes the same cladding technology we employ at our U.S. facility. This redistribution of CCA capacity allowed us to optimize the geographic location of our manufacturing capabilities and maximize the efficient distribution of these products. We are also in the process of further expanding our production capabilities in our PRC facility through the introduction of CCS production capacity, which was transferred from our U.S. facility, to expand the end-markets and customer bases we serve in the PRC. We anticipate the addition of 8,200 MT of annualized CCS capacity in this facility by the first quarter of 2010, and believe our operation will be the first facility in the PRC to have large-scale CCS production capabilities.

Copperweld Bimetallics, LLC (Copperweld).  We believe Copperweld is the largest and leading provider of bimetallic wire in the North American, European, Middle Eastern and North African markets. Copperweld operates two production facilities in Fayetteville, Tennessee, in the U.S., and in Telford, England, in the U.K. Through these facilities, we develop, design, manufacture, market and distribute copper-clad bimetallic engineered conductor products, principally CCA and CCS conductors. We have approximately 12,400

MT of annualized CCA capacity and approximately 16,300 MT of annualized CCS capacity at Copperweld’s U.S. facility. We have purchased and installed additional downstream processing equipment for our U.S. facility, which will enable us to further expand our product base to include higher value-added and higher margin products, and improve profitability and delivery by eliminating third party processors. The capital expenditures associated with these projects are now complete and the majority of this equipment came online during the quarter ended June 30, 2009. Our U.K. facility provides processing, sales and service to our European, Middle Eastern, and North African customers, and our processing capabilities at this facility consist primarily of finishing capacity for products shipped from our U.S. facility. Through Copperweld, we have a well-established global sales distribution network and access to proprietary manufacturing technologies.

Our Products

We manufacture, market and distribute bimetallic conductors (conductors consisting of two metals), primarily CCA and CCS. Both CCA and CCS are composed of center cores of either aluminum or steel, surrounded by an outer layer, also referred to as a sheath or clad, of pure copper, resulting in an engineered composite bimetallic conductor. Our proprietary manufacturing process results in a metallurgical bond between the copper sheath and the core metal. While the amount of copper used in cladding the core-metal varies widely based on the market and customer needs, we estimate that bimetallic conductors can reduce the amount of copper used by as much as 90% by volume, or 57% by weight, compared to solid copper conductors, which offers our customers considerable cost savings.

In addition, for many applications, bimetallic conductors offer significant advantages over copper wire. Our engineered bimetallic conductor products offer end-users greater performance than solid copper conductors. Our bimetallic conductors combine the efficiency of copper with the lightweight qualities of aluminum in CCA, or with the ruggedness and strength of steel in CCS. Bimetallic conductors offer significant weight savings (CCA), increased flexibility and end-product ease-of-handling (CCA), increased tensile strength (CCS), improved corrosion characteristics (CCA and CCS) and decreased theft risk (CCA and CCS). Conductivity can be customized to fit many applications by changing the percentage of copper. Ultimately, the physical and electrical attributes of our bimetallic products provide our customers with cost savings beyond their intrinsic pricing advantages.

End-user manufacturers in the industry have increasingly pursued alternative technologies to solid copper conductors, such as bimetallic options, due to both performance and economic considerations. Relative to traditional copper conductors, bimetallic conductors offer greater value to a variety of customers. As a result of the benefits of bimetallic conductors, we believe there are substantial opportunities to capture increased market share in applications that have historically been dominated by solid copper wire.

We believe the proprietary manufacturing technology we employ allows us to produce superior products compared to other manufacturers and creates significant barriers to entry in certain end-markets. Manufacturing copper-clad products involves bonding copper tape to an aluminum or steel core rod, drawing the cladded product to a finished diameter and heat treating as necessary depending on customer specifications. We believe the proprietary cladding process we employ differentiates us from our competitors by allowing us to offer superior product quality. Since 1991, Copperweld has had a worldwide exclusive license from kabelmetal electro GmbH (now Nexans Deutschland Industries GmbH & Co. KG) to certain of Nexans’ patents and proprietary manufacturing technology related to the production of bimetallic rods and wire, which we rely on to produce our products. The license was initially for a 15 year term, but in 2000 was extended for an additional 10 years through 2015 and, thereafter, automatically renews for successive one year periods unless either party fails to fulfill its obligations under the license. We pay a royalty to Nexans of 1.7% on the sales of CCA products for which the Nexan’s patents and technology are used. In addition, our research and development capabilities support the ongoing evolution of our products and the applications we can support. We are continuously working toward new technologies and products that we expect will improve the performance and capabilities of our bimetallic products, thereby allowing us to enter new markets. As an example, we recently installed wire stranding capacity in our U.S. facility, which has allowed us to use our CCS conductors as raw material components to manufacture value-added stranded products that are sold within both the electrical utility and transportation markets.

Our Industry

The bimetallic conductor industry is a subset of the broader wire and cable industry, which is a $140 billion global market according to the Freedonia Group, a leading publisher of industry market research. Bimetallic conductors are generally used as substitutes for solid copper conductors. The wire and cable market broadly consists of two large categories: electrical, involving products that are used for electrical current carrying capabilities, and telecommunications, involving products that are used for signal carrying communications purposes. According to CRU International Limited, a leading independent metals research firm, the electrical market accounts for approximately 74% of the worldwide wire and cable market, with telecommunications accounting for the remaining 26%. The global bimetallic wire industry is fast-growing and increasingly competitive. This is especially true in the PRC where there is considerable fragmentation of manufacturers.

The telecommunications market accounted for 48.9% of our revenues in the twelve month period ended September 30, 2009. CCA is an industry-standard center-conductor material in coaxial cable applications due to the signal carrying capabilities of copper on the surface of the center-conductor, the light weight and flexibility of aluminum and the cost savings compared to solid copper wire. A key driver of investment into the telecommunication infrastructure is growth in broadband and mobile subscribers. According to Gartner, Inc., a leading information technology research company, the estimated 2009 broadband penetration rate in emerging markets in Asia was 11% and the mobile penetration rate in Asia was 51%, as compared to 66% and 88% in North America and 62% and 128% in Western Europe, respectively. As a result of the current low levels, Asian mobile penetration rates are expected to increase from 51% in 2009 to 73% in 2013, driven largely by growth in the PRC. Consequently, telecommunication carriers in the PRC are expected to continue investing in infrastructure projects in line with demand. Three major telecommunications carriers in the PRC have announced plans to spend RMB 400 billion, or approximately $59 billion, between 2009 and 2011 to build out the PRC’s third generation, or 3G, mobile networks, which we expect to be a driver of bimetallic wire sales going forward.

The utility market accounted for approximately 45.1% of our revenues in the twelve month period ended September 30, 2009. Bimetallic wire, typically CCS, is widely used in U.S. power systems in grounding applications, power cables, electrified railroad tracks and tracer wire (laid to help detect plastic piping or fiberoptic cable). CCS manufacturing capacity has yet to be introduced in the PRC market in large and readily available quantities, and we anticipate that opening the first large-scale CCS production capability in the PRC will allow us to be an early mover in developing the PRC market for this product. We believe that the electrical utility market for bimetallics in the PRC is underdeveloped relative to other markets worldwide and could serve as an area of significant growth for our PRC facility. In response to widespread power outages that occurred between 2002 and 2005, two of the largest power grid operators in the PRC have announced transmission and distribution capital expenditure plans of RMB 1,220 billion, or approximately $179 billion, by 2010.

The transportation end-market accounted for approximately 1.2% of our revenues in the twelve month period ended September 30, 2009 and we expect this market to be an important driver of our future growth. Our CCS and CCA wires are used in original equipment and aftermarket applications for electrified rail applications as well as in automobiles, trucks, motorcycles, commercial off road equipment and trailers. In October 2008, the Chinese State Council approved a RMB 2 trillion, or approximately $293 billion, railway investment plan to be invested through 2020. This investment plan extends the previously announced railway building program in the PRC, which allocated RMB 1,250 billion, or $183 billion, in the 11th five-year plan to be invested between 2006 and 2010. As a result of this increased investment, the railway network in the PRC is expected to grow from 78,000 kilometers at the end of 2007 to over 120,000 kilometers by 2020, according to the Chinese Ministry of Railways.

In addition to the above, we believe that we will see significant growth in our end-markets as the RMB 4 trillion, or $586 billion, stimulus package implemented by the Chinese government in November 2008 continues to gain traction. The stimulus package focuses on transport infrastructure and power grid development (approximately RMB 1.5 trillion, or $220 billion), post-earthquake reconstruction (approximately RMB 1 trillion, or $146 billion) and rural infrastructure development (approximately RMB 370 billion, or $54 billion). According to the PRC’s National Bureau of Statistics, total fixed asset investment during the year to date period ended November 2009 grew by 32.1% over the same period in 2008, partially as a result of the implementation of the stimulus package.

Our Strengths

Leading Manufacturer and Innovator of Copper-Clad Bimetallic Products.  We believe we are the global leader in developing, manufacturing and distributing bimetallic conductor products. We believe we have a strong market position as a result of technological superiority and our ability to deliver high-quality products while operating as a low-cost provider. We believe that our comprehensive suite of value-adding capabilities, as well as the breadth of products we are able to manufacture, is unmatched in the industry. The proprietary cladding technology we employ allows us to produce bimetallic products of what we believe to be a superior quality compared to our competitors, many of whom employ what we believe to be a less effective plating process. We provide additional value through innovative design and engineering and excellence in manufacturing. We plan to continue to increase our capacity and sales of higher-margin and higher value added products, such that we are able to take advantage of continued growth in our end-markets, especially in the PRC.

Strong Brand Recognition.  We believe that our brands are highly well-regarded internationally. The Copperweld brand has been established as an innovator in the industry since we first established a metallurgical bond between copper and aluminum in 1915 and subsequently established copper cladding capacity at a greenfield facility in Fayetteville, Tennessee in 1975. Partly as a result of our longevity, we believe our customers view the Copperweld brand as a premium brand for bimetallic products internationally. In addition, we believe our Fushi brand is very well-respected in the PRC, where it has been recognized as a Provincially Well-Known Trademark in the Liaoning Province of the PRC.

Well Positioned to Take Advantage of Rapidly Growing Chinese Infrastructure Market Fundamentals.  In order to best take advantage of underutilized capacity, we recently transferred higher capacity CCA machinery utilizing cladding technology we believe to be superior to that of our competitors to our PRC facility from our U.S. facility, ensuring that we are positioned to capitalize on the rapidly growing PRC market. In addition, we expect to add an additional 8,200 MT of annualized CCS capacity to our PRC facility by the first quarter of 2010. Our CCS product represents the first large-scale capacity in the PRC and has the opportunity to capture significant market share by replacing an inferior product currently used in the utility and electrified railways markets in the PRC. We remain confident of our ability to pursue and win business as a result of the PRC government’s significant investment in rural electrification and the 30,000 kilometer railway expansion that are included in the RMB 4 trillion, or $586 billion, stimulus package announced in November 2008.

Low Cost Producer.  We enjoy a low-cost position at our PRC facility. Our low cost basis at this facility is a result of the favorable operating environment in the PRC, our ability to mitigate the effect of a significant portion of our raw materials costs through “metals pass through” pricing, our leadership position in the industry and associated benefits of scale, strong balance sheet and the proprietary manufacturing technology we employ. We have and will continue to integrate our technologies and equipment so that we can better serve our customers from the location that offers the most cost effective and efficient means. For instance, we manufacture our more labor intensive products, such as smaller diameter wire, at our PRC facility, which is better equipped to produce them on a cost effective basis as a result of lower labor and manufacturing overhead costs in the PRC.

Our Engineered, High-Quality Bimetallic Products Have a Strong Competitive Advantage.  For many applications, our copper-clad products offer superior value compared to pure copper conductors and the bimetallic products of our competitors, and are increasingly utilized as customers look to add features or reduce cost while retaining the conductivity of copper. Relative to traditional copper wire, we believe that bimetallic wire offers greater value to a variety of customers through its lower weight, increased tensile strength, extended life, decreased theft risk and lower pricing, while still satisfying the corrosion resistance and conductivity needs of the end-user. Relative to the copper-clad products of our competitors, we believe that our proprietary manufacturing technology allows us to create a higher-quality product that can add greater value in a larger number of applications. We believe the applications for CCA and CCS as substitutes for, or improvements over, solid copper conductors are expanding to an increasing variety of end-user applications worldwide and we focus on driving the development of new applications and end-markets for our products through our ongoing research and development program.

Proprietary Technology Creates Significant Barriers to Entry.  In the bimetallic wire industry, cladding processes are highly proprietary and directly affect the quality of copper-clad wire products. We own or have the rights to use patents and know how related to bonding methods in the manufacture of CCA and CCS conductors and many of the manufacturing processes we employ are proprietary in nature. We believe these proprietary technologies allow us to produce copper-clad products of superior quality as compared to other producers. As a result of the quality of our products, we are able to access end markets, such as the telecommunication and electric utility industries in the U.S., whose quality standards are highly regulated, such as by the American Society for Testing and Materials in the U.S., which we believe creates a barrier to entry in these markets. Furthermore, in November 2009, we were appointed to form and organize China’s first composite conductor working group by the National Standardization Administration of China to formulate a nationwide standard for composite conductor wires within the telecommunication, electrical, automotive, railway, industrial and utility industries, as well as in other high frequency signal and power transmission areas. We believe the formation of a composite conductor working group will greatly promote the national composite conductor industry and relevant industries in China through the development of nationwide standards.

Existing Capacity Supports Growth Plans with Minimal Capital Expenditures.   In the third quarter of 2009, we estimate that we operated at approximately 57% of operating capacity globally across our CCA and

CCS products. As a result, we believe we are well-positioned to take advantage of expected growth in our end-markets without undertaking significant capital expenditures or increasing utilization to unsustainably high levels.

Strong Management Team Focused on Growth.  We have assembled a highly qualified management team with approximately 76 years of combined experience in the wire and cable industry and in the PRC among our top five executives. Our management team has more than tripled the size of our business in terms of metric tons sold between 2006 and 2008, including the successful acquisition and integration of Copperweld. We believe that our management team has the operational and technical skills to continue to operate our business with world class standards as our business continues to grow.

Growth Strategy

Our objective is to strengthen our position as the global leader in bimetallic conductors through the following strategies:

Capitalize on Industry Leadership and Low Cost Position to Continue Capturing Market Share.  We believe we have been and will continue to be able to benefit from our industry leadership as well as our low cost position as we continue to grow the business. Our diverse global manufacturing capabilities allow us to provide a uniquely comprehensive suite of offerings to customers throughout Asia, North America and Europe. We believe our customers view the Copperweld brand as a premium brand for bimetallic products internationally, and that we will be able to capitalize on this as we continue developing new markets and applications for our products. Our low cost facility in the PRC provides us a competitive advantage in product pricing, allowing us to maintain strong margins while continuing to grow and capture market share. In addition, as a result of the cost reduction initiatives that we have implemented, our U.S. facility generated a profit of $0.3 million at the operating income level and $0.2 million at the net income level in the third quarter of 2009, as compared to previous quarterly losses at these levels. Our initiatives in our U.S. operating segment continue to enhance our low cost position in comparison to other manufacturers of bimetallic wire. We believe that we will be able to capitalize on our low cost position to continue capturing share in our existing markets as well as to successfully enter new markets.

Accelerate New Product and End Market Development.  We are dedicated to continuously improving our current products and to developing new products that will improve the performance and capabilities of bimetallic materials and allow us to enter new markets. We are recognized by the Dalian Municipal Government as a “new and high-technology” enterprise and receive governmental funding and subsidies for our operations and research and development activities. We have also partnered with the University of Alabama and the Shanghai Electric Cable Research Institute to advance the development of new products and production methods. We expect new bimetallic products to evolve as substitutes for, improvements on, or lower-cost alternatives to solid copper wire in new end-markets and applications. We are currently working with several customers that supply original equipment manufacturers in various industries, such as electrified railway equipment, to gain product approval. We continue to focus on expanding within and into new, higher-margin products, applications and markets through ongoing research and development activity.

Focus on Margin Enhancement.  We believe that there are significant opportunities to increase profitability within our U.S. operating segment, which operated at a loss in the first and second quarter of 2009, by sharing best practices with our PRC facility. Additional processing equipment was brought online at our U.S. facility to bring more value-added downstream operations in-house, enabling us to sell directly to end-users rather than through third party processors. We expect that these higher value-added products, along with ongoing cost reduction initiatives and greater production rates, will generate improved margins in our U.S. operations.

Optimize Utilization Rates.  As we continue to gain market share, we will be focused on optimizing manufacturing capacity and utilization through our manufacturing footprint. We have moved one CCA and two CCS production lines that were under-utilized from our U.S. facility to our PRC facility. We have also purchased one new CCA line utilizing proprietary technology licensed to Copperweld for our PRC facility. In total, the lines we transferred from our U.S. facility are expected to increase capacity at our PRC facility by 72% relative to installed capacity at December 31, 2007. The CCA lines are currently fully operational and we currently expect that the CCS cladding line will be operational during the first quarter of 2010. These lines have added approximately 12,400 MT of annualized CCA capacity and will add approximately 8,200 MT of annualized CCS capacity into the PRC market where we anticipate higher utilization rates due to stronger CCA and CCS demand growth in the region.

Continue Pursuing Strategic Acquisitions That Complement our Strong Platform.  We believe that we are uniquely positioned to act as a global consolidator in our industry as a result of our leadership position in the competitive landscape, our international footprint and the strength of our brand names. We have a history of having consummated highly strategic, well priced, accretive acquisitions, and anticipate that we will continue to actively evaluate possible opportunities that would serve to expand our strategic capabilities, our access to customers and our product lines as well as downstream in our value chain. Partly as a result of the fragmented nature of the industry, we believe attractive potential acquisition candidates may present themselves, and we plan to continue our disciplined pursuit of strategic acquisitions to accelerate our growth, enhance our industry leadership and create value.

Recent Developments

On December 22, 2009, we entered into a five-year exclusive representative agreement with Copperhead Industries, LLC. Under the terms of the agreement, Copperhead has the exclusive right to purchase, inventory, promote, or sell our CCS Tracer Wire Products or finished goods containing Copperweld® CCS Tracer Wire Products within the United States and Canada. This agreement also provides that Copperhead will collaborate with us to develop tracer wire components for sale into markets demanding lower cost products, such as insulated CCS conductors.

Corporate Information

Our principal executive offices are located at 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100 and our telephone number at that address is (011)-86-411-8770-3333. Our principal website is located at http://www.fushicopperweld.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us
5,000,000 shares
Common stock to be outstanding after this offering
34,746,604 shares, assuming no exercise of the underwriters’ overallotment option; 35,496,604 if the underwriters exercise their overallotment option in full.
Nasdaq Global Market Symbol
FSIN
Use of Proceeds
We intend to use approximately $39,689,000 of the net proceeds from this offering to repay, in whole or in part, indebtedness outstanding under our Revolving Line of Credit and our Guaranteed Senior Secured Floating Rate Notes, along with the associated redemption premium under the Notes.
The remaining proceeds will be used for working capital and other general corporate purposes, which may include, without limitation, the expansion of capacity at our existing facilities and the acquisition of other businesses, products or technologies. We do not, however, have agreements or commitments for any specific acquisitions at this time. See “Use of Proceeds” on page S-21 for a more detailed description of our intended use of the proceeds from this offering.
Risk Factors
See “Risk Factors” in this prospectus supplement and the accompanying prospectus and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.
Transfer Agent and Registrar
Continental Stock Transfer & Trust Company

The number of shares of common stock to be outstanding after this offering is based on 29,746,604 shares of common stock outstanding on December 31, 2009 and excludes the following:

•	1,598,283 shares of common stock issuable upon the exercise of outstanding stock options;
•	679,772 shares of common stock issuable upon the exercise of outstanding warrants; and
•	259,174 shares of common stock available for future grant or issuance pursuant to our equity incentive plan.

Summary Consolidated Financial Information

The following table sets forth selected historical financial information as of the dates and for the periods indicated.

The statement of operations data for each of the three fiscal years ended December 31, 2008, 2007 and 2006 and the balance sheet data as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended by the Current Report on Form 8-K filed on January 13, 2010, as amended on January 15, 2010 incorporated by reference in this prospectus supplement and the accompanying prospectus. The balance sheet data as of December 31, 2006 has been derived from our audited consolidated financial statements not incorporated by reference into this prospectus supplement and the accompanying prospectus. The statement of operations data for the nine months ended September 30, 2009 and 2008, and the balance sheet data as of September 30, 2009 are derived from our unaudited consolidated financial statements found in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2006	2007	2008	2008	2009
	(In thousands, except per share data)
Revenues	$67,596	$128,222	$221,435	$180,369	$131,234
Cost of goods sold	42,782	85,774	164,182	131,996	93,673
Gross profit	24,814	42,448	57,253	48,373	37,562
Operating expense:
Selling expenses	613	1,762	4,607	3,274	3,367
General and administrative expenses	3,815	10,041	15,555	11,336	9,748
Total operating expenses	4,428	11,803	20,163	14,610	13,114
Income from operations	20,386	30,645	37,090	33,763	24,447
Other income (expense):
Interest income	74	1,822	662	530	243
Interest expense	(1,073)	(7,545)	(8,834)	(7,386)	(4,150)
(Loss) gain on derivative instrument	—	1,509	163	323	(1,582)
Gain on convertible note extinguishment	—	—	—	—	3,843
Change in fair value of derivative liability – warrants	—	—	—	—	(752)
Change in fair value of derivative liability – conversion option	—	—	—	—	(7,181)
Other (expense) income	300	223	(112)	(180)	(193)
Registration rights penalty	(1,479)	—	—	—	—
Total other expense, net	(2,177)	(3,991)	(8,121)	(6,714)	(9,773)
Income before income taxes	18,208	26,654	28,969	27,049	14,675
Provision (benefit) for income taxes	398	(2,852)	495	3,151	816
Net income	17,810	29,506	28,475	23,898	13,859
Other comprehensive income:
Unrealized loss (gain) on marketable securities	—	(22)	22	22	—
Foreign currency translation adjustment	1,924	9,854	12,536	14,063	112
Change in fair value of derivative instrument	—	(8,515)	4,138	3,209	(3,276)
Comprehensive income	$19,734	$30,822	$45,171	$41,193	$10,695

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2006	2007	2008	2008	2009
	(In thousands, except per share data)
Earnings per share:
Basic	$0.89	$1.33	$1.04	$0.88	$0.50
Diluted	$0.84	$1.19	$1.00	$0.83	$0.48
Weighted average number of shares:
Basic	19,933	22,179	27,299	27,264	27,827
Diluted	21,276	25,244	28,272	28,601	28,677
Other financial data:
EBITDA(1)	$21,640	$35,729	$44,016	$38,891	$26,131
Adjusted EBITDA(1)	23,119	35,729	44,016	38,891	30,022
Capital expenditures	12,960	48,078	20,074	18,689	5,169

	At December 31,		At September 30, (unaudited)
	2007	2008	2008	2009
Balance Sheet Data
Cash(2)	$79,915	$65,612	$50,043	$60,010
Total assets	246,469	294,458	294,617	294,344
Total debt	83,840	67,300	72,084	43,785
Total shareholders’ equity	144,288	202,980	198,570	220,441

(1)	EBITDA and Adjusted EBITDA are non-financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. EBITDA and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles (GAAP), and should not be considered in isolation or as alternatives to net income (loss), cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from EBITDA and Adjusted EBITDA are significant and necessary components to the operations of our business, and therefore EBITDA and Adjusted EBITDA should only be used as a supplemental measure of our operating performance.

We define EBITDA as net income before interest expense, interest income, income taxes, depreciation and amortization and Adjusted EBITDA as net income before interest expense, interest income, income taxes, depreciation and amortization as adjusted to remove charges related to changes in the fair value of derivative liabilities and registration rights penalties. We believe EBITDA and Adjusted EBITDA are important measures of operating performance because they allow management, investors and others to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period, by omitting the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences and certain non-cash or non-operating items. We also believe EBITDA and Adjusted EBITDA are measures widely used by management, securities analysts, investors and others to evaluate our financial performance and the financial performance of other companies in our industry. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income:

	Year Ended December 31,			Nine Months Ended September 30, (unaudited)
	2006	2007	2008	2008	2009
	(In thousands, except per share data)
EBITDA reconciliation:
Net income	$17,810	$29,506	$28,475	$23,898	$13,859
Provision (benefit) for income taxes	398	(2,852)	495	3,151	816
Interest expense	1,073	7,545	8,834	7,386	4,150
Interest income	(74)	(1,822)	(662)	(530)	(243)
Depreciation and amortization(a)	2,433	3,353	6,875	4,985	7,549
EBITDA(b)	$21,640	$35,729	$44,016	$38,891	$26,131
Gain on convertible note extinguishment	—	—	—	—	(3,843)
Change in fair value of derivative liability-warrant	—	—	—	—	752
Change in fair value of derivative liability-conversion option	—	—	—	—	7,181
Registration rights penalty	1,479	—	—	—	—
Adjusted EBITDA(c)	$23,119	$35,729	$44,016	$38,891	$30,222
(a)	Depreciation and amortization includes depreciation on fixed assets and amortization of intangible assets. Amortization of loan commission is added back to net income as part of interest expense. Amortization of stock compensation is not added back to net income in the calculation of EBITDA and Adjusted EBITDA.
(b)	EBITDA includes the effect of certain non-operating expenses such as (loss) gain on derivative instrument, change in fair value of derivative liability – warrants, change in fair value of derivative liability – conversion option, other (expense) income and registration rights penalty.
(c)	Adjusted EBITDA includes the effect of certain non-operating expenses such as (loss) gain on derivative instrument, other (expense) income and registration rights penalty.
(2)	Cash does not include restricted cash.

Forward-Looking Statements

Certain statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act of 1934, as amended, or the Exchange Act. The words “believe,”“expect,”“plan,”“intend,”“estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,”“should,”“would” and “could,” often identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our most recent Annual Report on Form 10-K under “Risk Factors.” We disclaim any intent or obligation to update or revise any forward-looking statements in response to new information, unforeseen events, changed circumstances or any other occurrence. In addition, actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a variety of factors and conditions which include, but are not limited to:

•	fluctuating copper prices that impact our business and operating results;
•	dependence on a few suppliers for a significant portion of our raw materials, and any interruption of production at our key suppliers will affect our results of operations and financial performance;
•	the timing lag between our raw materials purchases and product pricing can negatively impact our profitability due to increased volatility of raw materials prices;
•	substantial defaults by our customers in accounts receivable, which could have a material adverse affect on our liquidity;
•	we do not maintain product liability insurance in the PRC, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our property or to claims filed against us;
•	recently announced tightened controls on the convertibility of the Renminbi into foreign currency have made it more difficult to make payments in U.S. Dollars or fund business activities outside of the PRC; and
•	changes in policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of our business.

Risk Factors

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended by the Current Report on Form 8-K filed on January 13, 2010, as amended on January 15, 2010, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Future issuances of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. All of the shares sold in this offering will be freely transferable, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and growth plans, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options, or for other reasons, and to satisfy our funding obligations to our pension plans. We cannot predict the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock.

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include announcements relating to significant corporate transactions; fluctuations in our quarterly and annual financial results; operating and stock price performance of companies that investors deem comparable to us; and changes in government regulation or proposals relating to us. In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares of our common stock at or above the public offering price, or at all. Any volatility or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using common stock. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results.

The issuance of additional stock will dilute all other stockholdings.

After this offering, assuming no exercise of the over-allotment option, we will have an aggregate of 62,689,991 shares of common stock authorized but unissued and not reserved for issuance as of January 15, 2010, under our outstanding stock options and warrants, and our equity incentive plan. Subject to certain limitations imposed by the NASDAQ Global Select Market, we may issue all of these shares without any action or approval by our stockholders. Any additional shares issued in connection with the exercise of stock options, warrants or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

The market price of our stock may be affected by low trading volume.

Our common stock has a relatively low average daily volume. The average daily trading volume during the 90 days prior to the date hereof was approximately 137,594 shares. Without a significantly larger average trading volume, our common stock will be less liquid than the common stock of companies with higher trading volume; as a result, the trading prices for our common stock may be more volatile.

We may use these proceeds in ways with which you may not agree.

Our board of directors and our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our board of directors and our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase the price of our securities. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Provisions of the Nevada Revised Statutes may discourage a change of control.

We are incorporated in Nevada. Certain provisions of the Nevada Revised Statutes, or NRS, could delay or make more difficult a change of control transaction or other business combination that may be beneficial to stockholders. We are subject to Nevada’s “Combinations With Interested Stockholders” statutes (NRS Sections 78.411 through 78.444), which provide that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a Nevada corporation with at least 200 stockholders cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the corporation’s Board of Directors before the person first became an interested stockholder.

Nevada’s “Acquisition of Controlling Interest” statutes (NRS Sections 78.378–78.3793) apply only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. As of the date of this prospectus, we do not believe we have 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the “Acquisition of Controlling Interest” statutes will not apply to us. The “Acquisition of Controlling Interest” statutes provide that persons who acquire a “controlling interest”, as defined in NRS Section 78.3785, in a company may only be given full voting rights in their shares if such rights are conferred by the disinterested stockholders of the company at an annual or special meeting. However, any disinterested stockholder that does not vote in favor of granting such voting rights is entitled to demand that the company pay fair value for their shares, if the acquiring person has acquired at least a majority of all of the voting power of the company. As such, persons acquiring a controlling interest may not be able to vote their shares.

Our inability or failure to protect our intellectual property rights may significantly and materially impact our business, financial condition and results of operations.

Protection of our proprietary processes, methods and other technology is important to our business. We generally rely on a combination of the patent, trade secret, trademark and copyright laws of the PRC, U.S. and certain other countries in which our products are produced or sold, as well as licenses and nondisclosure and confidentiality agreements, to protect our intellectual property rights. The patent, trademark, copyright and trade secret laws of some countries, though, including the PRC, may not protect our intellectual property rights to the same extent as the laws of the U.S.

Failure to protect our intellectual property rights may result in the loss of valuable proprietary technologies. Additionally, some of our technologies are not covered by any patent or patent application and, even if a patent application has been filed, it may not result in an issued patent. If patents are issued to us, those patents may not provide meaningful protection against competitors or against competitive technologies. In addition, upon the expiration of patents issued to us, we will be unable to prevent our competitors from using or introducing products using the formerly-patented technology. As a result, we may be faced with increased competition and our results of operations may be adversely affected. We cannot assure you that our intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable.

We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality/non-disclosure agreements with our employees and third parties to protect our intellectual property, we cannot assure you that our confidentiality/non-disclosure agreements will not be breached, that they will provide meaningful protection for our trade secrets and proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise.

Our intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements that are important to our business with third-party owners of intellectual property on reasonable terms. We could also face patent infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technologies. If we are found to be infringing on the proprietary technology of others, we may be liable for damages, and we may be required to change our processes, to redesign our products partially or completely, to pay to use the technology of others or to stop using certain technologies or producing the infringing product(s) entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could prompt customers to switch to products that are not the subject of infringement suits. We may not prevail in any intellectual property litigation and such litigation may result in significant legal costs or otherwise impede our ability to produce and distribute key products.

We rely on an exclusive third-party license agreement for patents and technology related to our products, and the termination or material impairment of our rights under that agreement could impede or prevent us from being able to produce or commercialize our products, significantly impacting our competitive position, sales, revenue and growth strategy.

A substantial portion of our business is dependent on a worldwide exclusive license of certain patents and technology related to the production of bimetallic rods and wire from kabelmetal electro GmbH (now Nexans Deutschland Industries GmbH & Co. KG) (“Nexans”), dated June 6, 1991 and subsequently amended. This license imposes certain obligations upon us, including an obligation to make royalty payments to Nexans on certain sales of licensed products. If we fail to fulfill one or more of our obligations under this agreement, and do not adequately cure the breach in a timely manner, or we and Nexans otherwise become involved in a dispute, the breach or dispute could result in the termination of, or could otherwise have a material adverse impact on, our rights under the Nexans license agreement. While we would expect to exercise all rights and remedies available to us, including seeking to timely cure any breach, resolve any dispute, and otherwise seek to preserve our rights under the Nexans patents and technology, we may not be able to do so in a timely manner, at an acceptable cost or at all. If our rights under the Nexans license agreement are terminated or materially impaired, we may not be able to develop similar alternative technology or to negotiate a new license agreement for similar technology with another licensor on reasonable terms or at all. Upon the expiration of any of the Nexans patents exclusively licensed to us, we will be unable to prevent our competitors from using or introducing products using the formerly-patented technology. As a result, we may be faced with increased competition. If we fail to develop and successfully launch new products or more advanced replacement products prior to the expiration of the Nexans patents exclusively licensed to us, our results of operations may be adversely affected. In such event, the quality of our products may suffer, our competitive advantage in the market may be significantly diminished, our revenue may significantly decrease and we may not be able to develop or maintain our customer and strategic relationships.

Our ability to realize our deferred tax assets may be reduced if our estimates of future taxable income and tax planning strategies do not support the carrying amount, and the value of net operating loss carryforwards may be reduced if sales of our securities result in an “ownership change” as defined for U.S. federal income tax purposes.

As of September 30, 2009, we had deferred tax assets of $11.1 million. These and future deferred tax assets may be reduced if our estimates of future taxable income from our operations and tax planning strategies do not support the amount of the deferred tax assets.

It is possible that this offering may cause a reduction in the value of our net operating loss (“NOL”) carryforwards realizable for income tax purposes. Section 382 of the Internal Revenue Code imposes restrictions on the use of a corporation’s NOLs, as well as certain recognized built-in losses and other carryforwards, after an “ownership change” occurs. A Section 382 “ownership change” occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Even if this offering does not cause an “ownership change,” other future issuances or sales of our stock (including certain transactions involving our stock that are outside of our control) could also result in an ownership change under Section 382. If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of pre-change NOLs and other losses we can use to reduce our taxable income generally equal to the product of the total value of our outstanding equity immediately prior to the “ownership change”

(subject to certain adjustments) and the applicable federal long-term tax-exempt interest rate for the month of the “ownership change.” The applicable rate for ownership changes occurring in the month of January 2010 is 4.14%.

Because U.S. federal net operating losses generally may be carried forward for up to 20 years, the annual limitation may effectively provide a cap on the cumulative amount of pre-ownership change losses, including certain recognized built-in losses, that may be utilized. Such pre-ownership change losses in excess of the cap may be lost. In addition, if an ownership change were to occur, it is possible that the limitations imposed on our ability to use pre-ownership change losses and certain recognized built-in losses could cause a net increase in our U.S. federal income tax liability and U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect. Further, if the amount or value of these deferred tax assets is reduced, such reduction would have a negative impact on the book value of our common stock.

Failure to consummate this offering and use the proceeds to repay indebtedness outstanding under our Revolving Line of Credit with Wells Fargo Bank, National Association by January 31, 2010 may result in the imposition of penalties to extend the maturity date, or the acceleration of all amounts due and owed under the line of credit, which could adversely affect our financial position.

Pursuant to a forbearance agreement between Wells Fargo and us in August 2009, as amended in October 2009, Wells Fargo agreed to forbear, through January 31, 2010 or such earlier date as an event of default under the forbearance agreement occurred, from seeking immediate payment of the full amount of the obligations under the Revolving Line of Credit owing to Wells Fargo at the time, and exercising any other rights and remedies against any of the obligors or the collateral securing the obligations.

We intend to use a portion of the proceeds from this offering to pay the full amount of our obligations owing to Wells Fargo. However, we do not anticipate that the offering will be consummated prior to January 31, 2010. If we fail to use the proceeds as contemplated and cannot otherwise meet our payment obligations, or if Wells Fargo does not agree to extend the maturity date to accept payment in full at the time of the consummation of the offering, our failure to timely pay would be an event of default resulting in a breach of the forbearance agreement. Such a breach could result in the imposition of additional interest or penalties, or could result in a lawsuit against us. Any of the foregoing would negatively impact our cash position and have a material adverse effect on our financial position.

If after the termination of our Revolving Line of Credit with Wells Fargo, our Fayetteville facility is unable to generate sufficient working capital, or enter into a new line of credit to fund its working capital requirements on reasonable terms, our U.S. operations could be severely curtailed.

We expect to repay indebtedness outstanding under our Revolving Line of Credit with a portion of the proceeds from this offering. Following such repayment, our Revolving Line of Credit will be terminated. Our U.S. operations in Fayetteville are dependent upon borrowings in order to fund working capital. Following the consummation of this offering, given the on-going uncertainty in the credit and financial markets, we may not be able to enter into a new revolving credit facility or may have to agree to a new revolving credit facility with terms and conditions much less favorable than our existing revolving credit facility. Any replacement credit facility may be on less attractive terms and impose more severe restrictive covenants on us, and the credit commitments and borrowing base available under such new credit facility may be significantly lower than the current commitments and borrowing base. As a result, our ability to fund our U.S. operations and growth may be severely limited.

The consummation of this offering will result in a “change of control” under the terms of our Guaranteed Senior Secured Floating Rate Notes which, at the election of the holders of the Notes, could result in the repurchase of the principal amount of the Notes, including payment of all accrued and outstanding interest since the date of purchase, at a premium.

Under the terms of our Guaranteed Senior Secured Floating Notes, a change in control occurs upon the issuance of shares of our common stock resulting in Mr. Li Fu, our chairman and chief executive officer, directly and indirectly, beneficially owning less than 35% of our issued and outstanding common stock. As a result of the issuance of 5,000,000 shares in this offering, a change in control will occur, and the holders of the Notes may elect to have the Notes repurchased in cash equal to 102% of the principal amount of the Notes, plus accrued and unpaid interest. If the holders demand repayment in full and we do not comply, we may be in breach of the Notes. Upon the occurrence of such a breach, we may have to negotiate with the holders to waive the breach, which could result in the imposition of significant penalties, or the re-negotiation of certain terms which could increase our financial obligations under the Notes. If we are unable to negotiate and agree upon such a waiver, and still do not make the payment, we could be sued for non-payment. Any of the foregoing would result in a diversion of management’s attention to the business and, if the holders are successful in a lawsuit, would deplete our cash resources, and have a material adverse impact on our financial position.

Upon the repayment in full of our Guaranteed Secured Floating Rate Notes, we or Merrill Lynch Capital Services, Inc., with whom we have entered into a cross currency swap transaction, has the option to terminate the swap which would result in a cash settlement by us in the amount of approximately $8,000,000.

Our cross currency swap transaction with Merrill Lynch Capital Services, Inc. allows us to mitigate our exposure to volatility in interest rates and foreign currency exchange rates associated with our Guaranteed Secured Floating Rate Notes. This derivative instrument qualifies for hedge accounting, and therefore has been accounted for at fair value, with changes in the fair value effective portion reported in accumulated other comprehensive income, net of related income tax effects. If the Notes are repaid in full and Merrill Lynch exercises its right to terminate the swap transaction, we would owe Merrill Lynch approximately $8,000,000, which is the amount of the fair value of the derivative liability in its entirety on our balance sheet as at December 31, 2009. Such payment would have a negative effect on our cash and financial position. In the event Merrill Lynch did not elect to terminate the swap transaction we would be required, under applicable accounting rules, to record any portion in change of fair value that is deemed ineffective in earnings as a gain or loss.

The payment of dividends to Fushi Copperweld from our subsidiaries is subject to legal and other contractual limitations. As a result we may not be able to pay dividends to our stockholders.

We conduct all of our business through our consolidated subsidiaries and affiliated companies, which are located in the PRC, the US and in the UK. Under PRC law, the payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC, subject to certain statutory procedural requirements. Each of our PRC subsidiaries, including each wholly foreign owned enterprise, is also required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to their general reserves or statutory reserve fund until the aggregate amount of such reserves reaches 50.0% of their respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, Copperweld’s Limited Liability Company Agreement provides for certain restrictions on distributions, in accordance with applicable law and agreements to which Copperweld may be a party. Any limitations on the ability of our subsidiaries to transfer funds to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Use of Proceeds

We estimate that our net proceeds from the sale of 5,000,000 shares of common stock in this offering will be approximately $48,528,000 after deducting estimated offering expenses of $1,000,000 and underwriting discounts and commissions. Our net proceeds will be approximately $55,958,000, after deducting estimated offering expenses and underwriting discounts and commissions, if the underwriters exercise the overallotment option in full.

We intend to use approximately $39,689,000 of the net proceeds from this offering to repay:

•	approximately $3,989,000 outstanding under our Revolving Line of Credit with Wells Fargo Bank, National Association in its entirety, which currently bears annual interest at the daily three month LIBOR rate plus six percent, and is due on January 31, 2010; and
•	approximately $35,000,000, which is the principal amount currently outstanding, along with an associated repurchase premium of approximately $700,000, under our $40,000,000 Guaranteed Senior Secured Floating Rate Notes, which currently bear interest at the rate of approximately 6.55% and mature on January 24, 2012.

We will use our discretion in determining whether to pay the Guaranteed Senior Secured Floating Rate Notes in whole or in part with the net proceeds from this offering. Please see Risk Factors beginning on page S-14, with respect to the repayment of the Revolving Line of Credit and the Guaranteed Senior Secured Floating Rate Notes.

The indenture related to the Guaranteed Senior Secured Floating Rate Notes contains various covenants that may limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate or transfer substantially all of our assets, issue stock of our subsidiaries, incur additional debt and create liens on assets to secure debt. As of December 31, 2009, we were not in violation of such covenants. However, repaying our Guaranteed Senior Secured Floating Rate Notes in full will eliminate such restrictions on our operations going forward.

The remaining proceeds will be used for working capital and other general corporate purposes, which may include, without limitation, the expansion of capacity at our existing facilities and the acquisition of other businesses, products or technologies. We have no current agreements or commitments for material acquisitions of any businesses, products, or technologies.

Price Range of Securities And Dividends

The Company's common stock is currently quoted on the NASDAQ Global Select Market under the trading symbol “FSIN.”

On January 15, 2010, the last reported close price of our common stock was $10.51 per share.

The high and low prices for each of the fiscal quarters for fiscal years ended on December 31, 2008 and December 31, 2009 and the period from January 1, 2010 to January 15, 2010 are set forth below:

Quarter Ended	High	Low
March 31, 2008	$25.68	$12.88
June 30, 2008	$25.59	$13.60
September 30, 2008	$23.74	$8.37
December 31, 2008	$10.00	$2.32
March 31, 2009	$6.30	$4.10
June 30, 2009	$9.34	$4.51
September 30, 2009	$9.31	$7.25
December 31, 2009	$10.32	$9.52
January 1, 2010 to January 15, 2010	$11.06	$10.51

Number of Holders.  As of December 31, 2009, there were approximately 527 holders of record of our outstanding shares.

Dividends.  We have not paid any dividends on our common stock to date. Any dividends paid will be solely at the discretion of our Board of Directors.

Capitalization

The following table sets forth our consolidated capitalization as of September 30, 2009 on an actual basis and as adjusted to give effect to the sale by us of 5,000,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $1,000,000, assuming no exercise of the underwriters’ overallotment option and assuming that we redeem all of our outstanding Guaranteed Senior Secured Floating Rate Notes but without giving effect to any payments that may be required under our cross currency swap transaction. You should read this table in conjunction with “Risk Factors” in this prospectus supplement, our consolidated financial statements and the related notes, thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, and the other financial information incorporated by reference into this prospectus supplement.

	As of September 30, 2009
	(In thousands)
	Actual	As Adjusted
Total Capitalization
Cash and Cash Equivalents	$60,010	$68,849
Total Debt:
Revolving Line of Credit	3,989	—
Guaranteed Senior Secured Floating Rate Notes	35,000	—
Loan from Shareholder	4,554	4,554
Obligation Under Capital Lease	243	243
Total Debt	$43,785	$4,797
Shareholders’ Equity	220,441	$268,969
Total Capitalization	$264,226	$273,766

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement, dated January   , 2010, by and among us and the underwriters named below, for whom Jefferies & Company, Inc. is acting as representative, the underwriters have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated below:

Underwriters	Number of Shares
Jefferies & Company, Inc.
Roth Capital Partners, LLC
Rodman & Renshaw, LLC
Total

The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common stock if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 750,000 additional shares of common stock at the same price as they are paying for the shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the common stock to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and certain dealers may allow, a discount from the concession not in excess of $     per share to certain brokers and dealers. After the offering, the initial public offering price and concession may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table shows the per share and total underwriting discounts and commissions payable to the underwriters by us, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Exercise of Option	With Full Exercise of Option	Without Exercise of Option	With Full Exercise of Option
Public offering price	$	$	$	$
Underwriting discounts and commission paid by us	$	$	$	$
Proceeds to us (before expenses)	$	$	$	$

We estimate expenses payable by us in connection with the offering of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $1,000,000.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to any payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock which may be deemed to be beneficially owned by the us, our officers and directors and certain of our stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant);
•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described herein or above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or
•	make any demand for, or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock.

This restriction terminates after the close of trading of the shares on and including the 90 days after the date of this prospectus supplement. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 15-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless the representative waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to the lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, which provides consent to the sale of shares prior to the expiration of the lock-up period.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “FSIN.”

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any underwriter is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing shares.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short salesof our common stock and may purchase our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of common stock on behalf of the underwriters in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

None of we or the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own accounts or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Material United States Federal Income Tax Considerations

General

The following is a general summary of certain material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of the common stock purchased by the investor pursuant to this offering. As used in this discussion, “we”, “our” and “us” refers only to Fushi Copperweld, Inc. This discussion assumes that an investor will hold each share of our common stock issued and purchased pursuant to this offering as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of that investor’s particular circumstances. In addition, this discussion does not address (a) U.S. federal non-income tax laws, such as estate or gift tax laws, (b) state, local or non-U.S. tax consequences, or (c) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, broker-dealers, taxpayers that have elected mark-to-market accounting, taxpayers subject to the alternative minimum tax provisions of the Code, persons that acquire the common stock pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation, tax-exempt entities, governments or agencies or instrumentalities thereof, regulated investment companies, real estate investment trusts, persons whose functional currency is not the U.S. dollar, expatriates or former long-term residents of the United States, or investors that acquire, hold, or dispose of our common stock as part of a straddle, hedge, wash sale, constructive sale or conversion transaction or other integrated transaction. Additionally, this discussion does not consider the tax treatment of entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or of persons who hold our common stock through such entities. The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. Thus, partnerships, other pass-through entities and persons holding our common stock through such entities should consult their own tax advisors. In addition, this discussion assumes that any distributions made (or deemed made) by us on our common stock and any consideration received by an investor in consideration for the sale or other disposition of our common stock will be in U.S. dollars.

This discussion is based on current provisions of the Code, its legislative history, U.S. Treasury regulations promulgated under the Code, judicial opinions, and published rulings and procedures of the U.S. Internal Revenue Service (“IRS”), all as in effect on the date of this prospectus supplement. These authorities are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed below, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. person” means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations. As used in this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is a

U.S. person, and the term “non-U.S. holder” means a beneficial owner of our common stock (other than an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a U.S. person.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Distributions

A U.S. holder will be required to include in gross income as ordinary income the amount of any dividend paid on its shares of our common stock. A distribution on such shares, other than certain pro rata distributions of common stock, will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess generally will be treated as gain from the sale or other disposition of the common stock and will be treated as described under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Any dividends we pay to a U.S. holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends-received deduction if the applicable holding period and other requirements are satisfied. With certain exceptions, if the applicable holding period and other requirements are satisfied, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains for tax years beginning on or before December 31, 2010, after which the tax rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income.

If PRC taxes apply to any dividends paid to a U.S. holder on our common stock, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and such U.S. holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

In general, a U.S. holder must treat any gain or loss recognized upon a sale, taxable exchange, or other taxable disposition of our common stock as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. In general, a U.S. holder will recognize gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock so disposed of. Long-term capital gain recognized by a non-corporate U.S. holder generally will be subject to a maximum U.S. federal income tax rate of 15 percent for tax years beginning on or before December 31, 2010, after which the maximum U.S. federal long-term capital gains tax rate is scheduled to increase to 20 percent. The deduction of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our common stock by a U.S. holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and such U.S. holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Non-U.S. Holders

Taxation of Distributions

Any distribution we make to a non-U.S. holder of shares of our common stock, other than certain pro rata distributions of common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute a dividend for U.S. federal income tax purposes. Unless we are treated as an “80/20 company” for U.S. federal income tax purposes, as described below, any dividend paid to a non-U.S. holder with respect to shares of our common stock that is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the Unites States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30 percent of the gross amount of the dividend, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN). In satisfying the foregoing withholding obligation with respect to a distribution, we may withhold up to 30 percent of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the non-U.S. holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any distribution not constituting a dividend will be treated for U.S. federal income tax purposes first as reducing the non-U.S. holder’s adjusted tax basis in its shares of our common stock (but not below zero) and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain from the sale or other disposition of the common stock, which will be treated as described under “Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

There is a possibility that we may qualify as an “80/20 company” for U.S. federal income tax purposes. In general, a U.S. corporation is an 80/20 company if at least 80 percent of its gross income earned directly or from subsidiaries during an applicable testing period is “active foreign business income.” The 80 percent test is applied on a periodic basis. If we qualify as an 80/20 company, a percentage of any dividend paid by us generally will not be subject to U.S. federal withholding tax. A non-U.S. holder should consult with its own tax advisors regarding the amount of any such dividend subject to withholding tax in this circumstance.

Dividends we pay to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder) generally will not be subject to U.S. withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate tax rates applicable to U.S. persons. If the non-U.S. holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30 percent (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of common stock, unless:

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder);
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or
•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the non-U.S. holder’s holding period for the common stock disposed of, and, generally, in the case where our common stock is regularly traded on an established securities market, the non-U.S. holder has owned, directly or indirectly, more than 5 percent of the common stock disposed of, at any time during the shorter of the five year period ending on the date of disposition or the non-U.S. holder’s holding period for the common stock disposed of. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable tax treaty provides otherwise, gain described in the first and third bullet points above generally will be subject to U.S. federal income tax, net of certain deductions, at the same tax rates applicable to U.S. persons. Any gains described in the first bullet point above of a non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30 percent rate (or a lower applicable tax treaty rate). Any U.S. source capital gain of a non-U.S. holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30 percent U.S. federal income tax (or a lower applicable tax treaty rate).

In connection with the third bullet point above, we generally will be classified as a USRPHC if (looking through certain subsidiaries) the fair market value of our “United States real property interests” equals or exceeds 50 percent of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We have not made a determination of whether we currently are, or expect to be for the foreseeable future, a USRPHC. Non-U.S. holders, particularly those non-U.S. holders that could be treated as actually or constructively holding more than 5 percent of our common stock, should consult their own tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our common stock.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each holder the amount of dividends and certain other distributions we pay to such holder on our common stock and the amount of tax, if any, withheld with respect to those distributions. In the case of a non-U.S. holder, copies of the information returns reporting those distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of our common stock to or through the United States office (and in certain cases, the foreign office) of a broker.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28 percent, generally will apply to distributions made on our common stock to, and the proceeds from sales and other dispositions of our common stock by, a non-corporate U.S. holder who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

A non-U.S. holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. holder’s or a non-U.S. holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Material PRC Income Tax Considerations

The following discussion summarizes the material PRC income tax considerations relating to the ownership of our common stock following the consummation of this offering. As used in this discussion, “we”, “our” and “us” refers only to Fushi Copperweld, Inc.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25 percent enterprise income tax rate on global income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50 percent or more of the board members with voting rights or senior management habitually reside in the PRC.

The EIT Law and the interpretation of many of its provisions, including the definition of “resident enterprise,” are unclear. It is also uncertain how the PRC tax authorities would interpret and implement the EIT Law and its implementing rules. Our management is substantially based in the PRC and expected to be based in the PRC in the future.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the PRC tax resident status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as us. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of tax consequences could follow. First, we could be subject to the enterprise income tax at a rate of 25 percent on our global taxable income. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. It is unclear, however, whether any dividends we or Fushi Holdings, Inc. receive would constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or Fushi Holdings, Inc. However, since it is not anticipated that we or Fushi Holdings, Inc. would receive dividends or generate other income in the near future, neither we nor Fushi Holdings, Inc. are expected to have any income that would be subject to the 25 percent enterprise income tax on global income in the near future. We or Fushi Holdings, Inc. will consult with the PRC tax authorities and make any necessary tax payment if we or Fushi Holdings, Inc. (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that either we or Fushi Holdings, Inc. are a resident enterprise under the EIT Law, and if we or Fushi Holdings, Inc. were to have income in the future.

Dividends From Fushi International

If we or Fushi Holdings, Inc. are not treated as a resident enterprise under the EIT Law, then dividends that we or Fushi Holdings, Inc. receive may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25 percent will normally be applicable to investors that are “non-resident enterprises,” or non-resident investors, which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) an income tax rate of 10 percent will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We and Fushi Holdings, Inc. are holding companies and substantially all of our income and that of Fushi Holdings, Inc. may be derived from dividends. Thus, if we or Fushi Holdings, Inc. are considered as a “non-resident enterprise” under the EIT Law and the dividends paid to us or Fushi Holdings, Inc. are considered income sourced within the PRC, such dividends received may be subject to the income tax described in the foregoing paragraph.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or Fushi Holdings, Inc. Fushi International is not expected to pay any dividends in the near future. We or Fushi Holdings, Inc. will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Fushi International pays any dividends and we or Fushi Holdings, Inc. (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we or Fushi Holdings, Inc. is a non-resident enterprise under the EIT Law.

Dividends That Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Common Stock

If dividends payable to (or gains recognized by) our non-resident investors are treated as income derived from sources within the PRC, then the dividends that non-resident investors receive from us and any such gain on the sale or transfer of our common stock, may be subject to taxes under the PRC tax laws.

Under the EIT Law and the implementing rules of the EIT Law, PRC income tax at the rate of 10 percent is applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of common stock by such investors is also subject to 10 percent PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors with respect to our common stock, or gain non-resident investors may realize from the sale or transfer of our common stock, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10 percent. In such event, we also may be required to withhold a 10 percent PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in our common stock may be responsible for paying PRC tax at a rate of 10 percent on any gain realized from the sale or transfer of our common stock after the consummation of the offering if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules. However, under the EIT Law and its implementing rules, we would not have an obligation to withhold income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our common stock from and after the consummation of this offering.

If we were to pay any dividends in the future, we would again consult with the PRC tax authorities and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the EIT Law, we will make any necessary tax withholding on dividends payable to our non-resident investors. If non-resident investors as described under the EIT Law (including United States investors) realized any gain from the sale or transfer of our common stock and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10 percent PRC income tax on the gain from the sale or transfer of our common stock. As indicated above, under the EIT Law and its implementing rules, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including United States investors) may realize from the sale or transfer of our common stock from and after the consummation of this offering.

Penalties for Failure to Pay Applicable PRC Income Tax

Non-resident investors in us may be responsible for paying PRC tax at a rate of 10 percent on any gain realized from the sale or transfer of our common stock after the consummation of this offering if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by non-resident investors from the sale or transfer of our common stock is subject to any income tax in the PRC, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05 percent) of the overdue amount, beginning from the day the deferral begins), and a fine ranging from 50 percent to 500 percent of the unpaid amount of the tax payable; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in the PRC and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50 percent to 500 percent of the unpaid tax payable; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and can not provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

Notice to Investors

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of our common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus supplement or any other materials related to the offering or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares of our common stock acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. S-94 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, or the FSMA.

In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom or (2) persons who:

(a) are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

(b) are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; or

(c) to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Italy

The offering of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or any other documents relating to our common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of our common stock or distribution of copies of this prospectus supplement or any other document relating to our common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as

amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing our common stock in the offering is solely responsible for ensuring that any offer or resale of shares of our common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus supplement and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Switzerland

This document as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares of common stock will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares of common stock are being offered in Switzerland by way of a private placement (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public). Any investors will be individually approached by us from time to time.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus supplement has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus supplement does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus supplement and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Legal Matters

The validity of the securities offered in this prospectus will be passed upon for us by Lewis & Roca LLP, Las Vegas, Nevada. Certain federal securities law matters with respect to this offering will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain matters with respect to PRC laws will be passed upon for us by Dacheng Law Offices, Beijing, PRC. Certain matters will be passed upon for the underwriters by Jones Day, New York, New York. Certain matters with respect to PRC laws will be passed upon for the underwriters by Commerce & Finance Law Offices, Beijing, PRC.

Experts

The consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K as amended in the Current Report on Form 8-K filed on January 13, 2010, and amended on January 15, 2010 have been audited by Frazer Frost, LLP (successor entity of Moore Stephens Wurth Frazer and Torbet, LLP), an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-3 with the SEC for the securities we are offering by this prospectus supplement. This prospectus supplement does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.fushicopperweld.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room
100 F Street N.E.
Washington, DC 20549.

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

Prospectus

FUSHI COPPERWELD, INC.

$100,000,000

Common Stock
Preferred Stock
Debt Securities
Warrants
Units

We may offer and sell, from time to time in one or more offerings, any combination of common stock, preferred stock, debt securities, warrants, or units having a maximum aggregate offering price of $100,000,000. When we decide to sell a particular class or series of securities, we will provide specific terms of the offered securities in a prospectus supplement.

The prospectus supplement may also add, update or change information contained in or incorporated by reference into this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated by reference or deemed to be incorporated by reference into this prospectus, carefully before you invest.

This prospectus may not be used to offer or sell our securities unless accompanied by a prospectus supplement relating to the offered securities.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “FSIN.” Each prospectus supplement will contain information, where applicable, as to our listing on the Nasdaq Global Select Market or any other securities exchange of the securities covered by the prospectus supplement.

These securities may be sold directly by us, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. See “Plan of Distribution” in this prospectus. We may also describe the plan of distribution for any particular offering of our securities in a prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

Investing in our securities involves various risks. See “Risk Factors” on page 5 for more information on these risks. Additional risks, if any, will be described in the prospectus supplement related to a potential offering under the heading “Risk Factors”. You should review that section of the related prospectus supplement for a discussion of matters that investors in such securities should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 15, 2010

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may offer from time to time securities having a maximum aggregate offering price of $100,000,000. Each time we offer securities, we will prepare and file with the SEC a prospectus supplement that describes the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus or the documents incorporated herein by reference. You should read carefully both this prospectus and any prospectus supplement together with additional information described below under the caption “Where You Can Find More Information.”

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

We may sell securities through underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. We and our agents reserve the sole right to accept or reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will prepare and file with the SEC each time we offer securities, will set forth the names of any underwriters, agents or others involved in the sale of securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

Unless otherwise mentioned or unless the context requires otherwise, when used in this prospectus, the terms “Fushi”, “we”, “us”, and “our” refer to Fushi Copperweld, Inc. and its consolidated subsidiaries. “China” and the “PRC” refer to the People’s Republic of China.

PROSPECTUS SUMMARY

The following summary, because it is a summary, may not contain all the information that may be important to you. This prospectus incorporates important business and financial information about the Company that is not included in, or delivered with this prospectus. Before making an investment, you should read the entire prospectus carefully. You should also carefully read the risks of investing discussed under “Risk Factors” and the financial statements included in our other filings with the SEC, including in our Annual Report on Form 10-K, which we filed with the SEC on March 16, 2009, and in our Quarterly Reports on Form 10-Q which we filed with the SEC on May 11, 2009, August 10, 2009 and November 9, 2009, respectively. This information is incorporated by reference into this prospectus, and you can obtain it from the SEC as described below under the headings “Where You Can Find Additional Information About Us” and “Incorporation of Certain Documents by Reference.”

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: Fushi Copperweld, Inc., 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100, and our telephone number is (011)-86-411-8770-3333.

The Offering

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a shelf registration process. Under this shelf registration process, we may sell any combination of:

•	common stock;
•	preferred stock;
•	debt securities, in one or more series;
•	warrants to purchase any of the securities listed above; and/or
•	units consisting of one or more of the foregoing.

in one or more offerings up to a total dollar amount of $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering and include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find Additional Information About Us.”

Our Company

We believe that we are the global leader in developing, designing, manufacturing, marketing, and distributing bimetallic wire products, principally copper-clad aluminum (“CCA”) and copper-clad steel (“CCS”). Our products are primarily focused on serving end-user applications in the telecommunication, electrical utility, and transportation (including automotive) markets. Our products are engineered conductors, rather than commodity products, that offer favorable end-use characteristics. These characteristics include one or more of the following: weight savings, increased flexibility of end-products, increased tensile strength, increased theft resistance, and equivalent RF resistance qualities, when compared to solid copper or solid aluminum conductors. We add value through innovative design and engineering, excellence in manufacturing, superior product quality, and our commitment to the highest level of customer service. With the exception of utility grounding and distribution applications, the majority of our finished products become components of a wide variety of end-use products. Bimetallic products offer weight, strength and economic advantages as a replacement for solid copper in our targeted applications.

Through our wholly owned operating subsidiary, Fushi International (Dalian), we are engaged in developing, designing, manufacturing, marketing and distributing copper cladded bi-metallic engineered conductor products, principally CCA wire. Our Dalian facility primarily services the Asia-Pacific region, and specifically the PRC market. Through our CCA products, we believe that we are the leading provider of bimetallic wire in terms of quality, capacity, and products sold in the PRC market. In the first quarter of 2008, we expanded our product offerings and production capabilities in the PRC by transferring higher capacity CCA machinery, which utilizes superior cladding technology from our Copperweld Bimetallics, LLC operations, to our Dalian facility. In 2009, we expect to further expand our production capabilities in Dalian through additional CCA machinery and the introduction of large scale CCS production capacity. We believe that adding CCS manufacturing to our Dalian facility will increase opportunities for utility grounding sales, electrified railway applications, and CATV products.

Our other wholly-owned operating subsidiary, Copperweld Bimetallics, LLC (“Copperweld”), operates two manufacturing facilities, located in Fayetteville, Tennessee and Telford, England. At these facilities we develop, design, manufacture, market and distribute copper-cladded bimetallic engineered conductor products, principally CCA and CCS. We believe that as a result of the business conducted at these two facilities, Copperweld is the leading provider of bimetallic wire in the North American, European, Middle Eastern and North African markets.

The PRC is the largest market for our products; however, we are a worldwide provider. During 2008, we shipped 37,291 metric tons of bimetallic products to over 300 customers in 38 countries.

Our executive offices are located at 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100, Telephone number: (011)-86-411-8770-3333.

RISK FACTORS

Investing in our securities involves risk. The prospectus supplement applicable to a particular offering of securities will contain a discussion of the risks applicable to an investment in Fushi and to the particular types of securities that we are offering under that prospectus supplement. Before making an investment decision, you should carefully consider the risks described below, the risks described under “Risk Factors” in the applicable prospectus supplement and the risks described in our most recent Annual Report on Form 10-K, or any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Recently announced tightened controls on the convertibility of RMB into foreign currency have made it more difficult to make payments in U.S. dollars and fund business and operating activities of our subsidiaries located outside of China.

Substantially all of the cash on our balance sheet is in RMB. Recently tightened restrictions on currency exchanges has considerably limited our ability to convert our cash in RMB to make payments in U.S. dollars or fund business and operating activities of our subsidiaries located outside of China, which has had the most significant impact on our ability to support Copperweld’s operations in Fayetteville, TN. Although as of September 30, 2009, our PRC subsidiaries could legally pay approximately $116.4 million in dividends, our PRC subsidiaries have never paid dividends to our non-PRC subsidiaries and parent company and do not intend to do so for the foreseeable future. Historically our Dalian subsidiary has provided financial support to our non-PRC subsidiaries and our parent company to meet their cash requirements by the transferring of its operation fund to those entities, and we expect that it will continue to do so over the next 12 months, which may include providing the funds needed to meet our obligations under the the line of credit with Wells Fargo in whicn approximately $4.0 million is currently outstanding. The transferring of its operation fund from Dalian to our non-PRC subsidiaries and parent company during 2008 and the nine months ended September 30, 2009 was $6.1 million and $9.6 million, respectively. Although the PRC government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of RMB for capital account items, including direct investment and loans, is subject to the approval of the PRC State Administration for Foreign Exchange, or SAFE, and other relevant authorities, and companies are required to open and maintain separate foreign exchange accounts for capital account items. As an example, the new SAFE restrictions caused a delay in our ability to convert and provide intracompany loans to our US subsidiary to pay interest on our outstanding HY Notes and Convertible Notes, which required us to raise capital from outside sources to allow for such payments to be made through Copperweld. We cannot assure you that the Chinese regulatory authorities will not impose new or more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions. Any adverse actions by SAFE could affect our ability to get cash, by means of loans or capital contributions, to our parent company and our non-PRC subsidiaries in order to fund operations and to meet our payment obligations under the Notes Purchase Agreement with Citadel and the Forbearance Agreement with Wells Fargo. Our failure to meet these obligations under could result in a significant increase as default interest payments under the obligations with Citadel and result in the acceleration of the amounts due to Wells Fargo, which may trigger certain cross-defaults under the HY Notes and Convertible Debentures, including acceleration of the amounts due thereunder. Any of these consequences could have a material adverse effect on our cash flows.

Previously, we were not in compliance with certain financial covenants in our Financing Agreement with Wells Fargo, and may not be able to further extend the forbearance period under the Forbearance Agreement, as amended, with Wells Fargo, which could have a material adverse impact on Copperweld’s operations.

For both quarters ended on June 30, 2009 and March 31, 2009, Copperweld reported a negative fixed charge ratio due to the loss incurred on a rolling 12 months basis, and as a result was in violation of maintaining a fixed charge ratio of at least 1.0 to 1.0 under the financing agreement with Wells Fargo. This was the sole violation of the covenants under the terms of the revolving line of credit agreement with Wells Fargo. As of September 30, 2009, we had $4.0 million in borrowings outstanding under the line of credit. The default did not result in any cross defaults under our other existing debt, however, on May 6, 2009, Wells Fargo exercised its right to implement a 2% additional default rate of interest effective April 1, 2009 for the March 31 covenant violation. Although Wells Fargo had the right to accelerate the amounts outstanding they did not exercise such right and on August 11, 2009 we entered into a Forbearance Agreement with them which expired on the earlier of October 31, 2009, Prior to the expiration on October 27, 2009, we entered into an amendment to the Forbearance Agreement which extends the forbearance period to January 31, 2010. Entering into this agreement is one of several steps we have taken to mitigate our liquidity concerns, however, we can provide no assurance that we will have sufficient resources either in the US or through intercompany loans from our PRC subsidiary to fund our cash needs in the future. If we are not in compliance with the covenants under the Financing Agreement or the Forbearance Agreement, Wells Fargo would be entitled to accelerate our outstanding debt, and we may be unable to negotiate another forbearance agreement with them. If our outstanding debt is accelerated, the payment of the accelerated debt will have a material adverse impact on the working capital and cash flows of Copperweld’s operations.

FORWARD-LOOKING STATEMENTS

This prospectus or any accompanying prospectus supplement, including the documents that we incorporate by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. Any forward-looking statements are based on our current expectations and projections about future events and are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to:

•	Fluctuating copper prices that impact our business and operating results;
•	A significant portion of our sales are derived from a limited number of customers and our results of operations could be adversely affected if we lose these customers;
•	Dependence on a few suppliers for a significant portion of our raw materials, and any interruption of production at our key suppliers will affect our results of operations and financial performance;
•	Due to increased volatility of raw materials prices, the timing lag between our raw materials purchases and product pricing can negatively impact our profitability;
•	Substantial defaults by our customers in accounts receivable, which could have a material adverse affect on our liquidity;
•	We do not maintain product liability insurance in the PRC, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our property, or claims filed against us;
•	Recently announced tightened controls on the convertibility of the Renminbi into foreign currency have made it more difficult to make payments in U.S. Dollars or fund business activities outside of China; and
•	Changes in policies of the PRC Government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of our business.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should”, “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the risk factors described herein and those included in any accompanying prospectus supplement or in any document incorporated by reference into this prospectus.

You should read this prospectus and any accompanying prospectus supplement and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we currently expect. You should assume that the information appearing in this prospectus, any accompanying prospectus supplement and any document incorporated herein by reference is accurate as of its date only. Because the risk factors referred to above, as well as the risk factors referred to on page 5 of this prospectus and incorporated herein by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, any accompanying prospectus supplement and any document incorporated herein by reference, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities covered by this prospectus for general corporate purposes, which may include working capital, capital expenditures, research and development expenditures, acquisitions of new technologies or businesses, repaying indebtedness, repurchase and redemptions of securities, and investments. The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other capital. Additional information on the use of net proceeds from an offering of securities covered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	2004	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	12.8	9.9	18.0	4.4	4.3	4.54

DESCRIPTIONS OF THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with any applicable prospectus supplement, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to a particular offering the specific terms of the securities offered by that prospectus supplement. We will indicate in the applicable prospectus supplement if the terms of the securities differ from the terms we have summarized below. We will also include in the prospectus supplement information, where applicable, material United States federal income tax considerations relating to the securities.

We may sell from time to time, in one or more offerings:

•	shares of our common stock;
•	shares of our preferred stock;
•	debt securities, in one or more series;
•	warrants to purchase any of the securities listed above; and/or
•	units consisting of one or more of the foregoing.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

Capital Stock

General

The following description of common stock and preferred stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the common stock and preferred stock that we may offer under this prospectus but is not complete. For the complete terms of our common stock and preferred stock, please refer to our articles of incorporation, as may be amended from time to time, any certificates of designation for our preferred stock, and our bylaws, as amended from time to time. The Nevada Business Corporation Act may also affect the terms of these securities. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the specific terms of any series of these securities in more detail in the applicable prospectus supplement. If we so indicate in a prospectus supplement, the terms of any common stock or preferred stock we offer under that prospectus supplement may differ from the terms we describe below.

As of December 31, 2009, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.006 per share, of which approximately 29,746,604 shares are issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding. The authorized and unissued shares of common stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of our common stock or preferred stock.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. According to our charter documents, holders of our common stock do not have preemptive rights, and are not entitled to cumulative voting rights. There are no conversion or redemption rights or sinking fund provided for our stockholders. Shares of common stock share ratably, in dividends, if any, as may be declared from time to time by our Board of Directors in its discretion from funds legally available for distribution as dividends. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

As of December 31, 2009, no shares of our preferred stock were outstanding. We previously filed certificates of designation establishing our Series A and Series B Convertible Preferred Stock on December 7, 2005. The Series A and Series B Convertible Preferred Stock were converted on January 30, 2006. Pursuant to Section 78.1955(6) of the Nevada Business Corporation Act, the board of directors may authorize the withdrawal of the certificate of designation establishing a series or class of stock which is no longer outstanding. Our articles of incorporation, provides that our board of directors may by resolution, without further vote or action by the stockholders, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. Once designated by our board of directors, each series of preferred stock will have specific financial and other terms that will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock. These include our articles of incorporation, as amended, and any certificates of designation that our Board of Directors may adopt. Prior to the issuance of shares of each series of preferred stock, the board of directors is required by the Nevada Business Corporation Act and our articles of incorporation to adopt resolutions and file a certificate of designations with the Secretary of State of the State of Nevada. The certificate of designations fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

•	the number of shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the board of directors;
•	the dividend rate and the manner and frequency of payment of dividends on the shares of that series, whether dividends will be cumulative, and, if so, from which date;
•	whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;
•	whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors may determine;
•	whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

•	whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
•	whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect;
•	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of shares of that series; and
•	any other relative rights, preferences and limitations of that series.

All shares of preferred stock offered hereby will, when issued, be fully paid and nonassessable, including shares of preferred stock issued upon the exercise of preferred stock warrants or subscription rights, if any.

Although our board of directors has no intention at the present time of doing so, it could authorize the issuance of a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Options/Warrants

As of December 31, 2009, we had outstanding options to purchase a total of 1,598,283 shares of our Common Stock and outstanding warrants to purchase a total of 679,772 shares of our Common Stock.

As of December 31, 2009, we had outstanding warrants to purchase a total of 679,772 shares of our Common Stock.

•	Warrants to purchase 279,772 shares of Common Stock at an exercise price of $3.11 per share are exercisable until December 13, 2010;
•	Warrants to purchase 100,000 shares of Common Stock at an exercise price of $16.80 per share are exercisable until November 23, 2011;
•	Warrants to purchase (i) 100,000 shares of Common Stock at an exercise price of $5.25 and (ii) 100,000 shares of Common Stock at an exercise price of $5.50 per share, are exercisable until the later of (i) February 22, 2010 and (ii) the date which is six (6) months following the effective date of a registration statement filed by the Company under which the resale of all of the shares of Common Stock underlying the warrants have been registered under the Securities Act. The shares of Common Stock underlying these warrants are being registered under the resale prospectus contained in this registration statement; and
•	Warrants to purchase 100,000 shares of Common Stock at an exercise price of $6.00 per share are exercisable until the later of (i) August 22, 2010 and (ii) the date which is twelve (12) months following the effective date of a registration statement filed by the Company under which the resale of all of the shares of Common Stock underlying the warrant have been registered under the Securities Act. The shares of Common Stock underlying these warrants are being registered under the resale prospectus contained in this registration statement.

Warrants

The following description, together with the additional information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and any related warrant agreement and warrant certificate. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the specific terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement which includes this prospectus.

General

We may issue warrants for the purchase of common stock, preferred stock and/or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock and/or debt securities, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we may issue under a separate agreement. We may enter into a warrant agreement with a warrant agent. Each warrant agent may be a bank that we select which has its principal office in the United States and a combined capital and surplus of at least $200,000,000. We may also choose to act as our own warrant agent. We will indicate the name and address of any such warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;
•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;
•	in the case of warrants to purchase common stock or preferred stock, the number or amount of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which and currency in which these shares may be purchased upon such exercise;
•	the manner of exercise of the warrants, including any cashless exercise rights;
•	the warrant agreement under which the warrants will be issued;
•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;
•	anti-dilution provisions of the warrants, if any;
•	the terms of any rights to redeem or call the warrants;
•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;
•	the dates on which the right to exercise the warrants will commence and expire or, if the warrants are not continuously exercisable during that period, the specific date or dates on which the warrants will be exercisable;
•	the manner in which the warrant agreement and warrants may be modified;
•	the identities of the warrant agent and any calculation or other agent for the warrants;

•	federal income tax consequences of holding or exercising the warrants;
•	the terms of the securities issuable upon exercise of the warrants;
•	any securities exchange or quotation system on which the warrants or any securities deliverable upon exercise of the warrants may be listed or quoted; and
•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•	in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or
•	in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. eastern time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required exercise price by the methods provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate, and in the applicable prospectus supplement, the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants.

Enforceability of Rights By Holders of Warrants

Any warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action the holder’s right to exercise, and receive the securities purchasable upon exercise of, its warrants in accordance with their terms.

Warrant Agreement Will Not Be Qualified Under Trust Indenture Act

No warrant agreement will be qualified as an indenture, and no warrant agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of warrants issued under a warrant agreement will not have the protection of the Trust Indenture Act with respect to their warrants.

Governing Law

Each warrant agreement and any warrants issued under the warrant agreements will be governed by New York law.

Calculation Agent

Any calculations relating to warrants may be made by a calculation agent, an institution that we appoint as our agent for this purpose. The prospectus supplement for a particular warrant will name the institution that we have appointed to act as the calculation agent for that warrant as of the original issue date for that warrant, if any. We may appoint a different institution to serve as calculation agent from time to time after the original issue date without the consent or notification of the holders. The calculation agent’s determination of any amount of money payable or securities deliverable with respect to a warrant will be final and binding in the absence of manifest error.

Debt Securities

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will generally apply to any future debt securities we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. As of the date of this prospectus, we have no outstanding registered debt securities.

We will issue senior notes under a senior indenture, which we will enter into with the trustee to be named in the senior indenture. We will issue subordinated notes under a subordinated indenture, which we will enter into with the trustee to be named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement of which this prospectus is a part. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture.

The indentures will be qualified under the Trust Indenture Act of 1939. We use the term “debenture trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of material provisions of the senior notes, the subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to the debt securities that we sell under this prospectus, as well as the complete indentures that contain the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior and the subordinated indentures are identical.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement. The prospectus supplement will set forth:

•	the title;
•	the principal amount being offered, and, if a series, the total amount authorized and the total amount outstanding;
•	any limit on the amount that may be issued;
•	whether or not we will issue the series of debt securities in global form and, if so, the terms and who the depositary will be;
•	the maturity date;
•	whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a U.S. person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;
•	the annual interest rate, which may be fixed or variable, or the method for determining the rate, the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;
•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;
•	the terms of the subordination of any series of subordinated debt;
•	the place where payments will be payable;
•	restrictions on transfer, sale or other assignment, if any;
•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;
•	the date, if any, after which, the conditions upon which, and the price at which we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions, and any other applicable terms of those redemption provisions;
•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;
•	whether the indenture will restrict our ability and/or the ability of our subsidiaries to:
•	incur additional indebtedness;
•	issue additional securities;
•	create liens;
•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;
•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;
•	make investments or other restricted payments;
•	sell or otherwise dispose of assets;
•	enter into sale-leaseback transactions;
•	engage in transactions with stockholders and affiliates;
•	issue or sell stock of our subsidiaries; or
•	effect a consolidation or merger;
•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;
•	a discussion of any material or special U.S. federal income tax considerations applicable to the debt securities;
•	information describing any book-entry features;
•	provisions for a sinking fund purchase or other analogous fund, if any;
•	whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code;
•	the procedures for any auction and remarketing, if any;
•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;
•	if other than dollars, the currency in which the series of debt securities will be denominated; and
•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any events of default that are in addition to those described in this prospectus or any covenants provided with respect to the debt securities that are in addition to those described above, and any terms that may be required by us or advisable under applicable laws or regulations or advisable in connection with the marketing of the debt securities.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for common stock or other securities of ours or a third party, including the conversion or exchange rate, as applicable, or how it will be calculated, and the applicable conversion or exchange period. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of our securities or the securities of a third party that the holders of the series of debt securities receive upon conversion or exchange would, under the circumstances described in those provisions, be subject to adjustment, or pursuant to which those holders would, under those circumstances, receive other property upon conversion or exchange, for example in the event of our merger or consolidation with another entity.

Consolidation, Merger or Sale

The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor of ours or the acquiror of such assets must assume all of our obligations under the indentures and the debt securities.

If the debt securities are convertible for our other securities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities that the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

Events of Default Under the Indenture

The following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 90 days and the time for payment has not been extended or deferred;
•	if we fail to pay the principal, sinking fund payment or premium, if any, when due and payable and the time for payment has not been extended or delayed;
•	if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and
•	if specified events of bankruptcy, insolvency or reorganization occur.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the debenture trustee or any holder.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act of 1939, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;
•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity, to the debenture trustee to institute the proceeding as trustee; and
•	the debenture trustee does not institute the proceeding and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture;
•	to comply with the provisions described above under “ — Consolidation, Merger or Sale”;
•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act of 1939;
•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;
•	to provide for uncertificated debt securities and to make all appropriate changes for such purpose;
•	to add to, delete from, or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issuance, authorization and delivery of debt securities or any series, as set forth in the indenture;
•	to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as provided under “ — General” to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of debt securities, or to add to the rights of the holders of any series of debt securities;
•	to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default, or to surrender any of our rights or powers under the indenture; or
•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;
•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or
•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;
•	replace stolen, lost or mutilated debt securities of the series;
•	maintain paying agencies;
•	hold monies for payment in trust;
•	recover excess money held by the debenture trustee;
•	compensate and indemnify the debenture trustee; and
•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the debenture trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, known as DTC, or another depositary named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of any series being redeemed in part during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or
•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Debenture Trustee

The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that, unless we otherwise indicate in the applicable prospectus supplement, we may make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Subordination of Subordinated Debt Securities

The subordinated debt securities will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not limit the amount of indebtedness that we may incur, including senior indebtedness or subordinated indebtedness, and do not limit us from issuing any other debt, including secured debt or unsecured debt.

Units

We may issue units comprised of one or more of the other securities described in this prospectus or in any prospectus supplement in any combination. Each unit will be issued so that the holder of the unit is also the holder, with the rights and obligations of a holder, of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date or upon the occurrence of a specified event or occurrence.

The applicable prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;
•	any unit agreement under which the units will be issued;
•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and
•	whether the units will be issued in fully registered or global form.

PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus to or through underwriters, through dealers, through agents, or directly to one or more purchasers or through a combination of these methods. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

•	the name or names of any underwriters, if, and if required, any dealers or agents;
•	the purchase price of the securities and the proceeds we will receive from the sale;
•	any underwriting discounts and other items constituting underwriters’ compensation;
•	any discounts or concessions allowed or reallowed or paid to dealers; and
•	any securities exchange or market on which the securities may be listed or traded.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;
•	market prices prevailing at the time of sale;
•	prices related to such prevailing market prices; or
•	negotiated prices.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities, if any are purchased.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. The terms of any over-allotment option will be set forth in the prospectus supplement for those securities.

If we use a dealer in the sale of the securities being offered pursuant to this prospectus or any prospectus supplement, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

We may sell the securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, any agent will act on a best-efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly for the purpose of resale or distribution, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act.

We may provide agents, underwriters and other purchasers with indemnification against particular civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents, underwriters or other purchasers may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

To facilitate the public offering of a series of securities, persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the market price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than have been sold to them by us. In exercising the over-allotment option granted to those persons. In addition, those persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to underwriters or dealers participating in any such offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above, if implemented, may have on the price of our securities.

Unless otherwise specified in the applicable prospectus supplement, any common stock sold pursuant to a prospectus supplement will be eligible for listing on the Nasdaq Global Select Market, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

In order to comply with the securities laws of some states, if applicable, the securities offered pursuant to this prospectus will be sold in those states only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

OTHER INFORMATION

In January 2009, we defaulted on the loan interest payments by 15 days due under both our 3.0% Guaranteed Senior Secured Convertible Notes due 2012 and our Guaranteed Senior Secured Floating Rates Notes due 2012. The delay in payment was due to a delay in conversion from RMB to USD caused by the tightening controls on the convertibility of RMB to USD by the PRC StateAdministration for Foreign Exchange, or SAFE. The defaults on these loan interest payments were resolved, full payment was made and the Company has been current in its payment obligations.

LEGAL MATTERS

Certain legal matters governed by New York law with respect to the validity of certain of the offered securities will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain legal matters governed by Nevada law with respect to the validity of certain of the offered securities will be passed upon for us by Lewis and Roca LLP, Las Vegas, Nevada.

EXPERTS

The consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K filed on January 13, 2010, and amended on January 15, 2010 have been audited by Frazer Frost, LLP, an independent registered public accounting firm successor entity of Moore Stephens Wurth Frazer and Torbet, LLP, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We have filed a registration statement on Form S-3 with the SEC for the securities we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.Fushicopperweld.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room
100 F Street N.E.
Washington, DC 20549.

Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 16, 2009;
•	Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009, filed on May 11, 2009, for the fiscal quarter ended June 30, 2009, filed on August 10, 2009, and for the fiscal quarter ended September 30, 2009, filed on November 9, 2009;
•	Current Reports on Form 8-K and Form 8-K/A, as applicable, filed on February 17, 2009, February 26, 2009, April 20, 2009, May 26, 2009, August 19, 2009, August 21, 2009, August 28, 2009, September 8, 2009, November 2, 2009, November 30, 2009, January 7, 2010, January 13, 2010 and January 15, 2010; and
•	The description of our Common Stock set forth in our Registration Statement on Form SB-2/A (Registration No. 333-131052) filed with the SEC on July 24, 2006, including any amendments thereto or reports filed for the purpose of updating such description.

All documents subsequently filed with the Securities and Exchange Commission by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of the initial registration statement (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K), shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus supplement to the extent that a statement in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

5,000,000 Shares

Common Stock

Prospectus Supplement

Sole Book-Running Manager

Jefferies & Company

Co-Lead Manager
Roth Capital Partners
Co-Manager
Rodman & Renshaw, LLC

         , 2010